CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
8% Floored Participation Notes Linked to the Common Stock of Allergan, Inc., due February 10, 2015	35,001*	$1,000	$35,001,000*	$4,508.13*

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

*This additional filing relates solely to the additional issuance of $35,001,000 Securities (CUSIP: 06053G768). A filing fee of $4,507.98 for the issuance of $34,999,843.20 Securities (CUSIP: 06053G768) was previously paid in connection with the filing dated February 6, 2014. The new aggregate issuance amount of the Securities is $70,000,843.20.

Amendment No. 1 dated April 9, 2014 to Pricing Supplement No. 1316 dated February 4, 2014 (To Prospectus dated March 30, 2012 and Series L Prospectus Supplement dated March 30, 2012)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-180488

$70,000,843.20

8% Floored Participation Notes Linked to the Common Stock of Allergan, Inc., due February 10, 2015

This “pricing supplement” relates to a total of $70,000,843.20 in aggregate principal amount of the “notes” (which term refers to both the Reopened Notes and the Original Notes, each defined below). Of this total, $35,001,000.00 in principal amount of the notes, which we refer to as the “Reopened Notes,” will be issued on April 11, 2014. The remaining $34,999,843.20 in principal amount of the notes, which we refer to as the “Original Notes,” was issued on February 11, 2014, as described in the pricing supplement dated February 4, 2014. The Reopened Notes have the same CUSIP number as the Original Notes and constitute a single series with the Original Notes.

•	The notes are unsecured senior notes issued by Bank of America Corporation. All payments due on the notes, including any repayment of principal, will be subject to the credit risk of Bank of America Corporation.

•	The notes do not guarantee the full return of principal at maturity. Instead, the return on the notes will be based on the performance of the common stock of Allergan, Inc. (the “Underlying Stock”).

•	The notes pay a fixed monthly interest at the rate of 8% per annum over their term.

•	The payment at maturity may be made in either shares of the Underlying Stock, or at your option, the cash value of those shares. We describe in more detail below how the payment at maturity will be determined.

•	At maturity, investors in the notes will benefit from 65% participation in any percentage increase in the Ending Value in excess of 114.40% of the Starting Value of $115.01.

•	Investors in the notes will receive at least the principal amount at maturity if the Ending Value is at least 111.50% of the Starting Value.

•	Investors in the notes may lose a portion, which could be significant, of the principal amount if the Ending Value is less than the Starting Value, or is not greater than the Starting Value by at least 11.50%. However, the minimum payment for each note will be $82.52, which is 71.75% of the principal amount per note.

•	The notes will be issued in minimum denominations of $250,031.74 and increments of $115.01 in excess of $250,031.74. We are offering the Reopened Notes at a purchase price of $1,014.1778 per $1,000 in principal amount. In addition, purchasers of the Reopened Notes will pay an aggregate of $0.2222 per $1,000 in principal amount for accrued interest from April 10, 2014 to April 11, 2014.

•	The notes will not be listed on any securities exchange.

•	The CUSIP number for the notes is 06053G768.

•	Our affiliate, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), will act as our selling agent to offer the notes. MLPF&S will not receive an underwriting discount in connection with the offering of the notes.

•	The applicable initial estimated value of the notes is less than the applicable public offering price. As of the date of the pricing supplement dated February 4, 2014, the initial estimated value of the Original Notes was $985.50 per $1,000 in principal amount. As of the date of this pricing supplement, the initial estimated value of the Reopened Notes is $994 per $1,000 in principal amount. See “Summary” on page PS-3 of this pricing supplement, “Risk Factors” beginning on page PS-10 of this pricing supplement and “Structuring the Notes” on page PS-31 of this pricing supplement for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

•	The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

The notes are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation (the “FDIC”) or any other governmental agency and involve investment risks. Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-10 of this pricing supplement, page S-5 of the accompanying Series L prospectus supplement, and page 8 of the accompanying prospectus. You may lose a significant portion of your investment in the notes.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this pricing supplement, the prospectus supplement, or the prospectus. Any representation to the contrary is a criminal offense.

BofA Merrill Lynch

SUMMARY

The information in this “Summary” section is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement, the prospectus supplement, and the prospectus. Neither we nor MLPF&S have authorized any other person to provide you with any information different from the information set forth in these documents. If anyone provides you with different or inconsistent information about the notes, you should not rely on it.

The economic terms of the notes are based on our internal funding rate, which is the rate we would pay to borrow funds through the issuance of market-linked notes and the economic terms of certain related hedging arrangements we enter into. Our internal funding rate is typically lower than the rate we would pay when we issue conventional fixed or floating rate debt securities. This difference in funding rate, as well as the hedging related charges described below, reduced the economic terms of the notes to you and the initial estimated value of the notes. Due to these factors, the public offering price you pay to purchase the notes is greater than the applicable initial estimated value of the notes.

As of the date of this pricing supplement, the initial estimated value of the Reopened Notes is $994 per $1,000 in principal amount. For more information about the initial estimated value and the structuring of the notes, see “Risk Factors” beginning on page PS-10 and “Structuring the Notes” on page PS-31.

A number of key capitalized terms used in this pricing supplement are defined below. Certain capitalized terms used and not defined in this pricing supplement have the meanings ascribed to them in the prospectus supplement and prospectus. Unless otherwise indicated or unless the context requires otherwise, all references in this pricing supplement to “we,” “us,” “our,” or similar references are to Bank of America Corporation.

Key Terms:

General:

The notes are senior debt securities issued by Bank of America Corporation, and are not guaranteed or insured by the FDIC or secured by collateral. They rank equally with all of our other unsecured senior debt from time to time outstanding. All payments due on the notes, including the payment at maturity, are subject to our credit risk.

The payment at maturity will be based on the performance of the Underlying Stock, and there is no guaranteed return of 100% of the principal at maturity. Therefore, you may lose a significant portion of your investment if the value of the Underlying Stock decreases from the Starting Value to the Ending Value, or does not increase by at least 11.50%.

We cannot redeem the notes at any time prior to maturity, except under the limited circumstances set forth below. We will make periodic interest payments on the notes at a fixed rate specified below.

Pricing Date:	February 4, 2014

Trade Date:	For the Original Notes, February 4, 2014; for the Reopened Notes, April 9, 2014.

Issue Date:	For the Original Notes, February 11, 2014; for the Reopened Notes, April 11, 2014.

Calculation Day:	February 3, 2015

Maturity Date:	February 10, 2015

Underlying Stock:	The common stock of Allergan, Inc. (ticker: “AGN”).

Aggregate Principal Amount:	$70,000,843.20 The aggregate principal amount of the Reopened Notes is $35,001,000.00; the aggregate principal amount of the Original Notes is $34,999,843.20.

Principal Amount per Note:

$115.01, which is equal to the Starting Value. The notes will be issued in minimum denominations of $250,031.74 and increments of $115.01 in excess of $250,031.74.

We may decide to sell additional notes after the date of this pricing supplement at a price that differs from the public offering price set forth below.

Public Offering Price:	For the Original Notes, 100% of the principal amount; for the Reopened Notes, 101.44% of the principal amount, which includes an aggregate of $0.2222 per $1,000 in principal amount for interest accrued from April 10, 2014 to April 11, 2014.

Interest Rate:	8% per annum

Interest Payment Dates:	The 10th day of each month, beginning on March 10, 2014 for the Original Notes and beginning on May 10, 2014 for the Reopened Notes, and ending on the stated maturity date. The interest payment dates are subject to postponement as described below.

Payment at Maturity:

On the maturity date, you will receive for each note that you then hold, in your discretion, either (a) a number of shares of the Underlying Stock equal to the product of (i) the Redemption Amount divided by the Ending Value and (ii) the Price Multiplier or (b) an amount in cash equal to the Redemption Amount (each as defined below).

We will pay the Redemption Amount to you at maturity in cash, unless you deliver a written request to the calculation agent, at least seven trading days prior to the maturity date, to receive shares of the Underlying Stock. However, even if you request delivery of shares, if we determine that it is not commercially practicable to deliver shares to you, we reserve the right to make the payments on the notes in cash.

Redemption Amount:

The “Redemption Amount” per note will equal:

•    if the Ending Value is greater than the Upside Participation Threshold (as defined below), (a) the principal amount per note plus (b) the Upside Participation Rate (as defined below) multiplied by the result of (a) the Ending Value minus (b) the Upside Participation Threshold;

•    if the Ending Value is less than or equal to the Upside Participation Threshold but greater than or equal to the Principal Return Threshold (as defined below), the principal amount; or

•    if the Ending Value is less than the Principal Return Threshold, the Downside Exchange Ratio (as defined below) multiplied by the Ending Value; provided, however, that the Redemption Amount will not be less than the Minimum Redemption Amount (as defined below).

If the Ending Value is less than the Principal Return Threshold (which is equal to approximately 111.50% of the Starting Value), you will receive at maturity an amount of cash or a number of shares of the Underlying Stock with a value that is less than the principal amount of the notes as of the calculation day. As a result, you will receive less than the principal amount of your notes at maturity if the Ending Value is not greater than the Starting Value by at least 11.50%.

Minimum Redemption Amount:	$82.52 per note (71.75% of the principal amount)

Starting Value:	$115.01, as determined on the pricing date.

Ending Value:

The Closing Market Price of the Underlying Stock on the calculation day multiplied by the Price Multiplier.

If a Market Disruption Event (as defined below) occurs and is continuing on the calculation day, or if certain other events occur, the calculation agent will determine the Ending Value as set forth in the section “Additional Terms of the Notes—Market Disruption Events.”

Upside Participation Threshold:	$131.57 (114.40% of the Starting Value)

Upside Participation Rate:	65%

Principal Return Threshold:	$128.24 (111.50% of the Starting Value)

Downside Exchange Ratio:	115.01/128.24 (the Starting Value divided by the Principal Return Threshold)

Price Multiplier:	The “Price Multiplier” for the Underlying Stock will be 1, and will be subject to adjustment for certain corporate events relating to the Underlying Stock, including any changes to ordinary cash dividend, as described below under “Additional Terms of the Notes—Anti-Dilution Adjustments.”

Principal at Risk:	You may lose a significant portion of the principal amount of the notes. Further, if you sell your notes prior to maturity, you may find that the market value per note is less than the price that you paid for the notes and less than the Minimum Redemption Amount.

Calculation Agent:	The calculation agent will make all determinations associated with the notes. We will appoint our affiliate, MLPF&S, to act as calculation agent for the notes. See the section entitled “Additional Terms of the Notes—Role of the Calculation Agent.”

Selling Agent:	MLPF&S will act as our selling agent in connection with the offering of the notes. MLPF&S is not your fiduciary or advisor solely as a result of the making of the offering of the notes, and you should not rely upon this pricing supplement, or the accompanying prospectus or prospectus supplement as investment advice or a recommendation to purchase the notes.

Listing:	The notes will not be listed on any securities exchange or quotation system.

The public offering prices listed above relate to the notes we have sold through the date of this pricing supplement. We may decide to sell additional notes after the date of this pricing supplement at a public offering price that differs from the prices set forth above. The return (whether positive or negative) on your notes will depend in part on the applicable public offering price.

This pricing supplement relates only to the notes and does not relate to the Underlying Stock. You should read carefully the entire prospectus, prospectus supplement, and this pricing supplement to understand fully the terms of your notes, as well as the tax and other considerations important to you in making a decision about whether to invest in the notes. In particular, you should review carefully the section in this pricing supplement entitled “Risk Factors,” which highlights a number of risks of an investment in the notes, to determine whether an investment in the notes is appropriate for you. If information in this pricing supplement is inconsistent with the prospectus or prospectus supplement, this pricing supplement will supersede those documents.

Neither we nor the selling agent is making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted.

You are urged to consult with your own attorneys and business and tax advisors before making a decision to purchase the notes.

Hypothetical Examples

The following hypothetical table and graph assume that the notes are held to maturity and assume the following hypothetical terms:

Term:	One year
Interest Rate:	8% per annum
Principal amount per note:	$100, which is equal to the Starting Value.
Starting Value:	$100
Upside Participation Rate:	65%
Upside Participation Threshold:	$114.40 (114.40% of the Starting Value)
Principal Return Threshold:	$111.50 (111.50% of the Starting Value)
Downside Exchange Ratio:	$100/$111.50
Minimum Redemption Amount:	$71.75 (71.75% of the principal amount)

The following table and graph have been prepared for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical Ending Values on the calculation day could have on the Redemption Amount and your return on the notes. The hypothetical Starting Value of $100 used in these examples has been chosen for illustrative purposes only. The actual Starting Value is $115.01. For recent actual prices of the Underlying Stock, see “The Underlying Stock” section below. Your actual return will depend on the actual Starting Value, Ending Value, Upside Participation Threshold, Principal Return Threshold, Minimum Redemption Amount, applicable public offering price, and whether you hold the notes to maturity.

In the table below, the numbers in the left column represent hypothetical Ending Values, expressed as percentages of the Starting Value. The numbers in the middle column represent hypothetical Redemption Amounts based on the corresponding hypothetical Ending Values, and are expressed as percentages of the principal amount per note. The numbers in the right column represent hypothetical total returns on the notes reflecting the hypothetical interest payment paid over the term of the notes and the hypothetical Redemption Amount, and are expressed as percentages of the principal amount per notes. The numbers are rounded to the nearest one-hundredth of a percent.

The amounts in the table do not give effect to any taxes that you may owe with respect to the notes.

Hypothetical Ending Value (as a Percentage of the Starting Value)	Hypothetical Redemption Amount (as a Percentage of the Principal Amount)	Hypothetical Total Return on the Notes (as a Percentage of the Principal Amount)
150.00%	123.14%	131.14%
135.00%	113.39%	121.39%
120.00%	103.64%	111.64%
114.40%(1)	100.00%	108.00%
112.00%	100.00%	108.00%
111.50%(2)	100.00%	108.00%
110.00%	98.65%	106.65%
100.00%	89.69%	97.69%
90.00%	80.72%	88.72%
80.00%	71.75%(3)	79.75%
70.00%	71.75%	79.75%
50.00%	71.75%	79.75%
25.00%	71.75%	79.75%
0.00%	71.75%	79.75%

(1)	This is the hypothetical Upside Participation Threshold. You will receive a positive return on the notes at maturity only if the Ending Value is greater than the Upside Participation Threshold.

(2)	This is the hypothetical Principal Return Threshold. If the Ending Value is less than the Principal Return Threshold, you will lose some of the principal amount of the notes.

(3)	This is the Minimum Redemption Amount. In no event will the Redemption Amount be less than the Minimum Redemption Amount.

Example 1: The Ending Value is 120% of the Starting Value

Redemption Amount = 100% + 65% × (120% - 114.40%) = 103.64% of the principal amount

Example 2: The Ending Value is 112% of the Starting Value

Because the Ending Value is less than the Upside Participation Threshold but greater than the Principal Return Threshold, the Redemption Amount will be the 100% of the principal amount.

Example 3: The Ending Value is 110% of the Starting Value

Redemption Amount = 110% × (100%/111.50%) = 98.65% of the principal amount

Example 4: The Ending Value is 50% of the Starting Value

Redemption Amount = 50% × (100%/111.50%) = 44.84% of the principal amount, however, the Redemption Amount will not be less than the Minimum Redemption Amount, which is 71.75% of the principal amount.

The following chart reflects a graphical illustration of the hypothetical Redemption Amounts (expressed as percentages of the principal amount) that would determine the amount of cash or number of shares of the Underlying Stock that we would deliver to the holder of the notes at maturity, if the Ending Value (expressed as percentages of the Starting Value) were any of the hypothetical percentages shown on the horizontal axis. The chart illustrates that any hypothetical Ending Value of less than 111.50% of the Starting Value would result in a hypothetical Redemption Amount that is less than the principal amount.

RISK FACTORS

Your investment in the notes is subject to investment risks, many of which differ from those of a conventional debt security. Your decision to purchase the notes should be made only after carefully considering the risks, including those discussed below, in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about the material terms of the notes or investments in equity or equity-based securities in general.

General Risks Relating to the Notes

Your investment may result in a loss; there is no guaranteed return of 100% of your principal. There is no fixed principal repayment amount on the notes at maturity. The return on the notes will be based on the performance of the Underlying Stock. You may lose up to 28.25% of the principal amount if the Ending Value of the Underlying Stock is less than the Principal Return Threshold. In such a circumstance, the payment at maturity will reflect a percentage loss of the principal amount of your notes in excess of the percentage decrease in the Underlying Stock price below the Principal Return Threshold; provided, however, that the value of the shares as of the calculation day or cash that you receive will not be less than the Minimum Redemption Amount.

The payment at maturity may be made in either shares of the Underlying Stock, or at your option, the cash value of those shares. If you elect to receive shares of the Underlying Stock at maturity and we determine that it is commercially practicable to deliver shares to you and the value of the Underlying Stock is lower on the maturity date than on the calculation day, the value of any Underlying Stock you receive will be less than it would have been had you received it on the calculation day. However, if you elect to receive cash at maturity, the amount of cash will be determined based upon the value of the Underlying Stock on the calculation day. Accordingly, if the value of the Underlying Stock is higher on the maturity date than it was on the calculation day and you elect to receive cash at maturity, the amount of cash you receive will be less than the value of the applicable number of shares of the Underlying Stock on the maturity date.

The payment at maturity may be less than the principal amount of the notes even if the Underlying Stock appreciates during the term of the notes. If the Ending Value of the Underlying Stock is less than the Principal Return Threshold, the payment at maturity will be less than the principal amount of the notes. The Principal Return Threshold is greater than the Starting Value. Therefore, if the Ending Value of the Underlying Stock is greater than the Starting Value, but less than the Principal Return Threshold, the payment at maturity will be less than the principal amount of the notes, even though the Underlying Stock appreciated during the term of the notes.

The payment at maturity will not be greater than the principal amount of the notes unless the Ending Value of the Underlying Stock is greater than the Upside Participation Threshold on the calculation day. If the Ending Value of your notes is less than or equal to the Upside Participation Threshold on the calculation day, you will not receive cash or shares at maturity with a value that is greater than the principal amount of the notes. This will be the case even if the value of the Underlying Stock to which your notes are linked may be greater than the Upside Participation Threshold at certain points during the term of the notes.

Your return on the notes may be less than the yield on a conventional fixed or floating rate debt security of comparable maturity. Any return that you receive on the notes, which could be negative, may be less than the return you would earn if you purchased a conventional debt security with the same maturity date. As a result, your investment in the notes may not reflect the full opportunity cost to you when you consider factors, such as inflation, that affect the time value of money.

Your investment return, if any, is limited to the return represented by the periodic interest payments over the term of the notes and the payment at maturity, and may be less than a comparable investment directly in the Underlying Stock. Your return on the notes is based on the periodic interest payments over the term of the notes and on the performance of the Underlying Stock from the Starting Value to the Ending Value. However, your return on the notes will never exceed the sum of (i) the periodic interest payments over the term of the notes and (ii) the payment at maturity, which is limited by the Upside Participation Rate. In contrast, a direct investment in the Underlying Stock would allow you to receive the full benefit of any appreciation in the value of the Underlying Stock.

In addition, the Ending Value will not reflect the value of dividends paid, or distributions made on the Underlying Stock, or any other rights associated with the Underlying Stock. Your return on the notes will not reflect the return you would realize if you actually owned shares of the Underlying Stock.

Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. The notes are our senior unsecured debt securities. As a result, your receipt of the interest payments on the notes and the payment at maturity is dependent upon our ability to repay our obligations on the payment dates, regardless of whether the Underlying Stock increases from its Starting Value to its Ending Value. No assurance can be given as to what our financial condition will be on any payment date. If we become unable to meet our financial obligations as they become due, you may not receive the amounts payable under the terms of the notes.

In addition, our credit ratings are an assessment by ratings agencies of our ability to pay our obligations. Consequently, our perceived creditworthiness and actual or anticipated decreases in our credit ratings or increases in the spread between the yield on our securities and the yield on U.S. Treasury securities (the “credit spread”) prior to the maturity date may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability to pay our obligations, such as the value of the Underlying Stock, an improvement in our credit ratings will not reduce the other investment risks related to the notes.

The public offering price you pay for the notes exceeds their initial estimated value. The initial estimated values of the notes that are provided in this pricing supplement are an estimate only, determined as of the relevant trade date by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads, our internal funding rate, mid-market terms on hedging transactions, expectations on interest rates, dividends and volatility, price-sensitivity analysis, and the expected term of the notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

The initial estimated value does not represent a minimum or maximum price at which we, MLPF&S or any of our affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after the date of this pricing supplement will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions.

The quoted price of any of our affiliates for the notes could be higher or lower than the price that you paid for them.

If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than their initial estimated value. This is due to, among other things, changes in the level of market interest rates, the internal funding rate, and the inclusion in the public offering price of the hedging related charges, all as further described in “Structuring the Notes” on page PS-31. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

We cannot assure you that there will be a trading market for your notes. The notes will not be listed on any securities exchange. Even if a secondary market exists, we cannot predict how the notes will trade, or whether that market will be liquid or illiquid. The development of a trading market for the notes will depend on various factors, including our financial performance and changes in the value of the Underlying Stock. The number of potential buyers of your notes in any secondary market may be limited. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

We anticipate that MLPF&S will act as a market-maker for the notes, but it is not required to do so and may cease to do so at any time. Any price at which MLPF&S may bid for, offer, purchase, or sell the notes may be higher or lower than the applicable public offering price, and that price may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or transactions may affect the prices, if any, at which the notes might otherwise trade in the market. In addition, if at any time the selling agent were to cease acting as a market-maker for the notes, it is likely that there would be significantly less liquidity in that secondary market. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed.

We may sell additional notes at a different price. At our sole option, we may decide to sell an additional aggregate principal amount of the notes subsequent to the date of this pricing supplement. The public offering price of the notes in the subsequent sale may differ substantially (higher or lower) from the price you paid.

If the public offering price for your notes represents a premium to the principal amount, the return on your notes will be lower than the return on notes for which the public offering price is equal to the principal amount or represents a discount to the principal amount.

The Redemption Amount will not be adjusted based on the public offering price. If the public offering price for your notes differs from the principal amount, the return on your notes held to the maturity date will differ from, and may be substantially less than, the return on notes for which the public offering price is equal to the principal amount. If the public offering price for your notes represents a premium to the principal amount and you hold them to the maturity date, the return on your notes will be lower than the return on notes for which the public offering price is equal to the principal amount or represents a discount to the principal amount.

The payment at maturity will not reflect changes in the value of the Underlying Stock other than on the calculation day. Changes in the value of the Underlying Stock during the term of the notes other than on the calculation day will not be reflected in the calculation of the payment at maturity. To calculate the payment at maturity, the calculation agent will compare only the Ending Value to the Starting Value, taking into account the Principal Return Threshold, the Upside Participation Threshold, the Upside Participation Rate, the Downside Exchange Ratio, and the Minimum Redemption Amount, as applicable. No other values of the Underlying Stock will be taken into account. As a result, even if the value of the Underlying Stock has increased at certain times during the term of the notes, you will receive a payment at maturity that is less than the principal amount if the Ending Value is less than the Principal Return Threshold.

If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the principal amount. The limited protection against the risk of losses provided by the Principal Return Threshold and the Minimum Redemption Amount, will only apply if you hold the notes to maturity. You have no right to have your notes redeemed prior to maturity. If you wish to liquidate your investment in the notes prior to maturity, your only option would be to sell them. At that time, there may be an illiquid market for the notes or no market at all. Even if you were able to sell the notes, there are many factors outside of our control that may affect their market value, some of which, but not all, are stated below. The impact of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe a specific factor’s expected impact on the market value of the notes, assuming all other conditions remain constant.

•	Value of the Underlying Stock. We anticipate that the market value of the notes prior to maturity generally will depend to a significant extent on the value of the Underlying Stock. In general, it is expected that the market value of the notes will decrease as the value of the Underlying Stock decreases, and increase as the value of the Underlying Stock increases. However, as the value of the Underlying Stock increases or decreases, the market value of the notes is not expected to increase or decrease at the same rate. If you sell your notes when the value of the Underlying Stock is less than, or not sufficiently above, the Starting Value, then you may receive less than the principal amount of your notes.

•	Volatility of the Underlying Stock. Volatility is the term used to describe the size and frequency of market fluctuations. Increases or decreases in the volatility of the Underlying Stock may have an adverse impact on the market value of the notes. Even if the value of the Underlying Stock increases after the pricing date, if you are able to sell your notes before their maturity date, you may receive substantially less than the amount that would be payable at maturity based on that value because of the anticipation that the value of the Underlying Stock will continue to fluctuate until the Ending Value is determined.

•	Economic and Other Conditions Generally. The general economic conditions of the capital markets in the United States, as well as geopolitical conditions and other financial, political, regulatory, and judicial events and related uncertainties that affect stock markets generally, may negatively affect the value of the Underlying Stock and the market value of the notes.

•

Interest Rates. We expect that changes in interest rates will affect the market value of the notes. In general, if U.S. interest rates increase, we expect that the market value of the notes will decrease, and conversely, if U.S. interest rates decrease, we expect that the market value of the notes will increase. In general, we expect that the longer the amount of time that remains until maturity, the more significant the impact of these changes will be on the value of the notes. The level of interest rates also may affect the U.S. economy and, in turn, the value of the Underlying Stock, and, thus, the market value of the notes may be adversely affected.

•	Dividend Yield. In general, if the cumulative dividend yield of the Underlying Stock increases, we anticipate that the market value of the notes will decrease; conversely, if the dividend yield decreases, we anticipate that the market value of your notes will increase.

•	Our Financial Condition and Creditworthiness. Our perceived creditworthiness, including any increases in our credit spreads and any actual or anticipated decreases in our credit ratings, may adversely affect the market value of the notes. In general, we expect the longer the amount of time that remains until maturity, the more significant the impact will be on the value of the notes. However, a decrease in our credit spreads or an improvement in our credit ratings will not necessarily increase the market value of the notes.

Time to Maturity. There may be a disparity between the market value of the notes prior to maturity and their value at maturity. This disparity is often called a time “value,” “premium,” or “discount,” and reflects expectations concerning the value of the Underlying Stock prior to the maturity date. As the time to maturity decreases, this disparity will likely decrease, such that the value of the notes will approach the expected payment at maturity and the interest payment to be paid at maturity.

Trading and hedging activities by us and our affiliates may affect your return on the notes and their market value. We and our affiliates, including MLPF&S, may buy or sell shares of the Underlying Stock, futures or options contracts on the Underlying Stock, or other listed or over-the counter derivative instruments linked to the Underlying Stock. We may execute such purchases or sales for our own accounts, for business reasons, or in connection with hedging our obligations under the notes. These transactions could affect the value of the Underlying Stock in a manner that could be adverse to your investment in the notes. On or before the pricing date, any purchases by us, our affiliates or others on our behalf may have increased the value of the Underlying Stock. Consequently, the value of the Underlying Stock may decrease subsequent to the pricing date, adversely affecting the market value of the notes.

We, or one or more of our affiliates, including MLPF&S, may have also engaged in hedging activities that could have increased the value of the Underlying Stock on the pricing date. In addition, these activities may decrease the market value of the notes prior to maturity, and could affect the payment at maturity.

We or one or more of our affiliates, including MLPF&S, may purchase or otherwise acquire a long or short position in the notes, and may hold or resell the notes. For example, MLPF&S may enter into these transactions in connection with any market making activities in which they engage. We cannot assure you that these activities will not adversely affect the value of the Underlying Stock, the market value of your notes prior to maturity or the payment at maturity.

Our trading, hedging and other business activities may create conflicts of interest with you. We or one or more of our affiliates, including MLPF&S, may engage in trading activities related to the Underlying Stock that are not for your account or on your behalf. We or one or more of our affiliates, including MLPF&S, also may issue or underwrite other financial instruments with returns based upon the Underlying Stock. These trading and other business activities may present a conflict of interest between your interest in the notes and the interests we and our affiliates, including MLPF&S, may have in our proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they influence the value of the Underlying Stock or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

We expect to enter into arrangements or adjust or close out existing transactions to hedge our obligations under the notes. We or our affiliates also may enter into hedging transactions relating to other notes or instruments that we issue, some of which may have returns calculated in a manner related to the notes. We may enter into such hedging arrangements with one of our subsidiaries or affiliates. Such a party may enter into additional hedging transactions with other parties relating to the notes and the Underlying Stock. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, or the hedging activity could also result in a loss. We or our affiliates will price these hedging transactions with the intent to realize a profit, regardless of whether the value of the notes increases or decreases.

There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent. Our affiliate, MLPF&S, will be the calculation agent for the notes and, as such, will determine the Starting Value, the Principal Return Threshold, the Upside Participation Threshold, the Ending Value and the payment at maturity. Under some circumstances, these duties could result in a conflict of interest between MLPF&S’s status as our affiliate and its responsibilities as calculation agent. These conflicts could occur, for instance, in connection with the calculation agent’s determination as to whether a Market Disruption Event has occurred, or in connection with judgments that it would be required to make if certain corporate events occur with respect to the Underlying Stock. See the sections entitled “Additional Terms of the Notes—Market Disruption Events” and “—Anti-Dilution Adjustments.” The calculation agent will be required to carry out its duties in good faith and use its reasonable judgment. However, because we expect to control the calculation agent, potential conflicts of interest could arise.

The U.S. federal income tax consequences of an investment in the notes are uncertain, and may be adverse to a holder of the notes. No statutory provisions, regulations, published rulings, or other judicial decisions address the characterization of the notes or other instruments with terms substantially the same as the notes for U.S. federal income tax purposes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. We intend to treat the notes as short-term debt instruments for U.S. federal income tax purposes. Accordingly, you should consider the tax consequences of investing in the notes, aspects of which are uncertain. See the section entitled “U.S. Federal Income Tax Summary.”

The notes are not intended for purchase by any investor that is not a U.S. person, as that term is defined for U.S. federal income tax purposes, and the selling agent will not make offers of the notes to any such investor.

You are urged to consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the notes.

Risks Relating to the Underlying Stock

You must rely on your own evaluation of the merits of an investment linked to the Underlying Stock. In the ordinary course of their businesses, our affiliates may have expressed views on expected movements in the Underlying Stock, and may do so in the future. These views or reports may be communicated to our clients and clients of our affiliates. However, these views are subject to change from time to time. Moreover, other professionals who deal in markets relating to the Underlying Stock may at any time have significantly different views from those of our affiliates. For these reasons, you are encouraged to derive information concerning the Underlying Stock from multiple sources, and you should not rely on the views expressed by our affiliates.

You will have no rights as a security holder, you will have no rights to receive shares of the Underlying Stock if your notes are paid in cash, and you will not be entitled to dividends or other distributions by the issuer of the Underlying Stock (the “Underlying Company”). The notes are our debt securities. They are not equity instruments, shares of stock, or securities of any other issuer. Investing in the notes will not make you a holder of the Underlying Stock. You will not have voting rights, rights to receive dividends or other distributions, or any other rights with respect to the Underlying Stock. As a result, the return on your notes may not reflect the return you would realize if you actually owned shares of the Underlying Stock and received the dividends paid or other distributions made in connection with them. You have no right to receive delivery of shares of the Underlying Stock, unless you elect to do so at maturity.

We do not control the Underlying Company and are not responsible for any disclosure made by the Underlying Company. We currently, or in the future, may engage in business with the Underlying Company, and we or our affiliates may from time to time own securities of the Underlying Company. However, neither we nor any of our affiliates, including the selling agent, have the ability to control the actions of the Underlying Company or have undertaken any independent review of, or made any due diligence inquiry with respect to it. You should make your own investigation into the Underlying Stock.

Our business activities relating to the Underlying Company may create conflicts of interest with you. We and our affiliates, including MLPF&S, at the time of the offering of the notes or in the future, may engage in business with the Underlying Company, including making loans to, equity investments in, or providing investment banking, asset management, or other services to the Underlying Company, its affiliates, and its competitors.

In connection with these activities, we or our affiliates may receive information about the Underlying Company that we will not divulge to you or other third parties. One or more of our affiliates have published, and in the future may publish, research reports on the Underlying Company. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding your notes. Any of these activities may affect the market value of your notes. We, or any of our affiliates, do not make any representation to any purchaser of the notes regarding any matters whatsoever relating to the Underlying Company. Any prospective purchaser of the notes should undertake an independent investigation of the Underlying Company to a level that, in its judgment, is appropriate to make an informed decision regarding an investment in the notes. The selection of the Underlying Stock does not reflect any investment recommendations from us or our affiliates.

The Underlying Company has no obligations relating to the notes and we will not perform any due diligence procedures with respect to the Underlying Company. The Underlying Company has no financial or legal obligation with respect to the notes or the amounts to be paid to you, including any obligation to take our needs or the needs of noteholders into consideration for any reason, including taking any corporate actions that might affect the value of the Underlying Stock or the value of the notes. The Underlying Company will not receive any of the proceeds from the offering of the notes, and will not be responsible for, or participate in, the offering of the notes. The Underlying Company will not be responsible for, or participate in, the determination or calculation of the amount receivable by the holder of the notes.

Neither we nor MLPF&S will conduct any due diligence inquiry with respect to the Underlying Stock in connection with the offering of the notes. Neither we nor the selling agent has made any independent investigation as to the completeness or accuracy of publicly available information regarding the Underlying Company or as to the future performance of the Underlying Stock. Any prospective purchaser of the notes should undertake such independent investigation of the Underlying Company as in its judgment is appropriate to make an informed decision with respect to an investment in the notes.

The payment at maturity will not be adjusted for all corporate events that could affect the Underlying Company. The Price Multiplier, Ending Value, and payment at maturity may be adjusted for the specified corporate events affecting the Underlying Stock, as described in the section entitled “Additional Terms of the Notes—Anti-Dilution Adjustments.” However, these adjustments do not cover all corporate events that could affect the market price of the Underlying Stock, such as offerings of common shares for cash or in connection with certain acquisition transactions. The occurrence of any event that does not require the calculation agent to adjust the Price Multiplier or the amount paid to you at maturity may adversely affect the determination of the Closing Market Price of the Underlying Stock, the Ending Value, and the payment at maturity, and, as a result, the market value of the notes.

USE OF PROCEEDS

We will use the net proceeds we receive from the sale of the notes for the purposes described in the accompanying prospectus under “Use of Proceeds.” In addition, we expect that we or our affiliates may use a portion of the net proceeds to hedge our obligations under the notes.

ADDITIONAL TERMS OF THE NOTES

General

The notes will be part of a series of medium-term notes entitled “Medium-Term Notes, Series L” issued under the Senior Indenture, as amended and supplemented from time to time. The Senior Indenture is described more fully in the accompanying prospectus supplement and prospectus. The following description of the notes supplements and, to the extent it is inconsistent with, supersedes the description of the general terms and provisions of the notes and debt securities set forth under the headings “Description of the Notes” in the prospectus supplement and “Description of Debt Securities” in the prospectus. These documents should be read in connection with this pricing supplement.

Prior to the maturity date, the notes are not redeemable by us, except under the limited circumstances set forth below, or repayable at the option of any holder. The notes are not subject to any sinking fund.

Interest

The notes will bear monthly interest payments at the fixed rate of 8% per annum over the term of the notes. The interest will be paid monthly in cash in arrears on each interest payment date specified in the “Summary” section. Interest payable on the notes will be computed on the basis of a 360-day year of twelve 30-day months.

Each interest payment will include interest accrued from, and including, the issue date (with respect to the Original Notes) or the most recent interest payment date to, but excluding, the next interest payment date. For so long as the notes are held in book-entry form only, we will pay interest to the persons in whose names the notes are registered at the close of business one business day prior to each interest payment date. If an interest payment date falls on a day that is not a business day, that interest payment will be made on the next succeeding business day and no additional interest will accrue as a result of the delayed payment. If the notes are issued at any time in a form that is other than book-entry only, the regular record date for an interest payment date will be the last day of the calendar month preceding the interest payment date.

A “business day” means any day other than a day on which banking institutions in New York, New York are authorized or required by law, regulation, or executive order to close or a day on which transactions in U.S. dollars are not conducted.

Notwithstanding the foregoing, the final payment of interest and the payment at maturity will be paid to the person in whose names the notes are registered on the maturity date.

Closing Market Price

The “Closing Market Price” for one share of the Underlying Stock (or one unit of any other security for which a Closing Market Price must be determined) on any trading day means any of the following:

•

if the Underlying Stock (or such other security) is listed or admitted to trading on a national securities exchange, the last reported sale price, regular way (or, in the case of The NASDAQ Stock Market, the official closing price), of the principal trading session on that day on the principal U.S. securities exchange registered under the Exchange Act on which the Underlying Stock (or such other security) is listed or admitted to trading;

•	if the Underlying Stock (or such other security) is not listed or admitted to trading on any national securities exchange but is included in the OTC Bulletin Board, the last reported sale price of the principal trading session on the OTC Bulletin Board on that day;

•	if the Underlying Stock (or such other security) is issued by a foreign issuer and its closing price cannot be determined as set forth in the two bullet points above, and the Underlying Stock (or such other security) is listed or admitted to trading on a non-U.S. securities exchange or market, the last reported sale price, regular way, of the principal trading session on that day on the primary non-U.S. securities exchange or market on which the Underlying Stock (or such other security) is listed or admitted to trading (converted to U.S. dollars using such exchange rate as the calculation agent, in its sole discretion, determines to be commercially reasonable); or

•	if the Closing Market Price cannot be determined as set forth in the prior bullets, the mean, as determined by the calculation agent, of the bid prices for the Underlying Stock (or such other security) obtained from as many dealers in that security (which may include us, MLPF&S and/or any of our other affiliates), but not exceeding three, as will make the bid prices available to the calculation agent. If no such bid price can be obtained, the Closing Market Price will be determined (or, if not determinable, estimated) by the calculation agent in its sole discretion in a commercially reasonable manner.

A “trading day” means a day on which trading is generally conducted (or was scheduled to have been generally conducted, but for the occurrence of a Market Disruption Event) on the New York Stock Exchange (the “NYSE”), the NASDAQ Stock Market, the Chicago Board Options Exchange, and in the over-the-counter market for equity securities in the United States, or any successor exchange or market, or in the case of a security traded on one or more non-U.S. securities exchanges or markets, on the principal non-U.S. securities exchange or market for such security.

Market Disruption Events

If the scheduled calculation day is not a trading day or if there is a Market Disruption Event on that day, the calculation day will be the immediately succeeding trading day during which no Market Disruption Event occurs or is continuing; provided that the Closing Market Price of the Underlying Stock will be determined (or, if not determinable, estimated) by the calculation agent in a commercially reasonable manner on a date no later than the second scheduled trading day prior to the maturity date, regardless of the occurrence of a Market Disruption Event on that day.

A “Market Disruption Event” means any of the following events, as determined by the calculation agent in its sole discretion:

(A)	the suspension of or material limitation of trading, in each case, for more than two consecutive hours of trading, or during the one-half hour period preceding the close of trading, of the shares of the Underlying Stock (or the successor to the Underlying Stock) on the primary exchange where such shares trade, as determined by the calculation agent (without taking into account any extended or after-hours trading session); or

(B)	the suspension of or material limitation of trading, in each case, for more than two consecutive hours of trading, or during the one-half hour period preceding the close of trading, on the primary exchange that trades options contracts or futures contracts related to the shares of the Underlying Stock (or successor to the Underlying Stock) as determined by the calculation agent (without taking into account any extended or after-hours trading session), in options contracts or futures contracts related to the shares of the Underlying Stock; or

(C)	the determination that the scheduled calculation day is not a trading day by reason of an event, occurrence, declaration, or otherwise.

For the purpose of determining whether a Market Disruption Event has occurred:

(1)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange;

(2)	a decision to permanently discontinue trading in the shares of the Underlying Stock (or successor Underlying Stock) or the relevant futures or options contracts relating to such shares will not constitute a Market Disruption Event;

(3)	a suspension in trading in a futures or options contract on the shares of the Underlying Stock (or successor Underlying Stock), by a major securities market by reason of (a) a price change violating limits set by that securities market, (b) an imbalance of orders relating to those contracts, or (c) a disparity in bid and ask quotes relating to those contracts, will each constitute a suspension of or material limitation on trading in futures or options contracts relating to the Underlying Stock;

(4)	subject to paragraph (3) above, a suspension of or material limitation on trading on the relevant exchange will not include any time when that exchange is closed for trading under ordinary circumstances; and

(5)	for the purpose of clause (A) above, any limitations on trading during significant market fluctuations under NYSE Rule 80B, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self-regulatory organization or the SEC of similar scope as determined by the calculation agent, will be considered “material.”

Anti-Dilution Adjustments

The calculation agent, in its sole discretion, may adjust the Price Multiplier (and as a result, the Ending Value), and any other terms of the notes (such as the Starting Value), if an event described below occurs after the pricing date and on or before the calculation day if the calculation agent determines that such an event has a diluting or concentrative effect on the theoretical value of the shares of the Underlying Stock or successor Underlying Stock.

The Price Multiplier resulting from any of the adjustments specified below will be rounded to the eighth decimal place with five one-billionths being rounded upward. No adjustments to the Price Multiplier will be required unless the adjustment would require a change of at least 0.1% in the Price Multiplier then in effect. Any adjustment that would require a change of less than 0.1% in the Price Multiplier which is not applied at the time of the event may be reflected at the time of any subsequent adjustment that would require a change of the Price Multiplier. The required adjustments specified below do not cover all events that could affect the Underlying Stock.

No adjustments to the Price Multiplier or any other terms of the notes will be required other than those specified below. However, the calculation agent may, at its sole discretion, make additional adjustments to the Price Multiplier or any other terms of the notes to reflect changes to the Underlying Stock if the calculation agent determines that the adjustment is appropriate to ensure an equitable result.

The calculation agent will be solely responsible for the determination of any adjustments to the Price Multiplier or any other terms of the notes and of any related determinations with respect to any distributions of stock, other securities or other property or assets, including cash, in connection with any corporate event described below; its determinations and calculations will be conclusive absent a determination of a manifest error.

No adjustments will be made for certain other events, such as offerings of common equity securities by the Underlying Company for cash or in connection with the occurrence of a partial tender or exchange offer for the Underlying Stock by the Underlying Company.

Following an event that results in an adjustment to the Price Multiplier or any of the other terms of the notes, the calculation agent may (but is not required to) provide holders of the notes with information about that adjustment as it deems appropriate, depending on the nature of the adjustment. Upon written request by any holder of the notes, the calculation agent will provide that holder with information about such adjustment.

Anti-Dilution Adjustments to the Underlying Stock

The calculation agent, in its sole discretion and as it deems reasonable, may adjust the Price Multiplier and other terms of the notes, and hence the Ending Value, as a result of certain events related to the Underlying Stock, which include, but are not limited to, the following:

Stock Splits and Reverse Stock Splits. If the Underlying Stock is subject to a stock split or reverse stock split, then once such split has become effective, the Price Multiplier will be adjusted such that the new Price Multiplier will equal the product of:

•	the prior Price Multiplier; and

•	the number of shares that a holder of one share of the Underlying Stock before the effective date of the stock split or reverse stock split would have owned immediately following the applicable effective date.

For example, a two-for-one stock split would ordinarily change a Price Multiplier of one into a Price Multiplier of two. In contrast, a one-for-two reverse stock split would ordinarily change a Price Multiplier of one into a Price Multiplier of one-half.

Stock Dividends. If the Underlying Stock is subject to (i) a stock dividend (i.e., an issuance of additional shares of Underlying Stock) that is given ratably to all holders of the Underlying Stock or (ii) a distribution of additional shares of the Underlying Stock as a result of the triggering of any provision of the organizational documents of the Underlying Company, then, once the dividend has become effective and the Underlying Stock is trading ex-dividend, the Price Multiplier will be adjusted on the ex-dividend date such that the new Price Multiplier will equal the prior Price Multiplier plus the product of:

•	the prior Price Multiplier; and

•	the number of additional shares issued in the stock dividend with respect to one share of the Underlying Stock;

provided that no adjustment will be made for a stock dividend for which the number of shares of the Underlying Stock paid or distributed is based on a fixed cash equivalent value, unless such distribution is an Extraordinary Dividend (as defined below).

For example, a stock dividend of one new share for each share held would ordinarily change a Price Multiplier of one into a Price multiplier of two.

Extraordinary Dividends. There will be adjustments to the Price Multiplier to reflect cash dividends or cash distributions paid with respect to the Underlying Stock as Extraordinary Dividends, as described below, and distributions described under the section entitled “—Reorganization Events” below.

An “Extraordinary Dividend” means, with respect to a cash dividend or other distribution with respect to the Underlying Stock, a dividend or other distribution that the calculation agent determines, in its sole discretion, is not declared or otherwise made according to the Underlying Company’s then existing policy or practice of paying such dividends on a quarterly or other regular basis. If an Extraordinary Dividend occurs, the Price Multiplier will be adjusted on the ex-dividend date so that the new Price Multiplier will equal the product of:

•	the prior Price Multiplier; and

•	a fraction, the numerator of which is the Closing Market Price per share of the Underlying Stock on the trading day preceding the ex-dividend date and the denominator of which is the amount by which the Closing Market Price per share of the Underlying Stock on that preceding trading day exceeds the Extraordinary Dividend Amount.

The “Extraordinary Dividend Amount” with respect to an Extraordinary Dividend will equal:

•	in the case of cash dividends or other distributions that constitute regular dividends, the amount per share of the Underlying Stock of that Extraordinary Dividend minus the amount per share of the immediately preceding non-Extraordinary Dividend for that share; or

•	in the case of cash dividends or other distributions that do not constitute regular dividends, the amount per share of the Underlying Stock of that Extraordinary Dividend.

To the extent an Extraordinary Dividend is not paid in cash, the value of the non-cash component will be determined by the calculation agent, whose determination will be conclusive. A distribution on the Underlying Stock described in the section “—Issuance of Transferable Rights or Warrants” or clause (a), (d) or (e) of the section entitled “—Reorganization Events” below that also constitutes an Extraordinary Dividend will only cause an adjustment under those respective sections.

Ordinary Cash Dividends. If an ordinary cash dividend different from (higher or lower than) the Base Dividend (as defined below) is paid on the Underlying Stock, the Price Multiplier will be adjusted on the corresponding ex-dividend date as described in this section. In addition, if the ordinary cash dividend for any quarter during the term of the notes is postponed such that the corresponding ex-dividend date falls after the calculation day or is cancelled, the Price Multiplier will be adjusted on the trading day (“Unpaid Dividend Date”) in the quarter in which the dividend was expected to have an ex-dividend date that corresponds to the most recent ex-dividend date for an ordinary cash dividend that was paid, as determined by the calculation agent in its sole discretion. If the Unpaid Dividend Date falls after the calculation day, the Unpaid Dividend Date will be deemed to occur on the calculation day. With respect to the ordinary cash dividend, the new Price Multiplier will be equal to the product of:

•	the prior Price Multiplier; and

•	a fraction, the numerator of which is the Current Market Price (as defined below) of the Underlying Stock, and the denominator of which is equal to the Current Market Price of the Underlying Stock minus the Excess Dividend (as defined below).

The “Base Dividend” will equal the following amount per share of the Underlying Stock:

°	for the four quarterly dividends having a scheduled ex-dividend date in the period from the pricing date to the calculation day, $0.05 per calendar quarter.

The “Current Market Price” is the Closing Market Price per share of the Underlying Stock on the trading day immediately preceding the relevant ex-dividend date or Unpaid Dividend Date, as applicable. The “Excess Dividend,” which may be negative, will equal the ordinary cash dividend amount minus the Base Dividend.

For the avoidance of doubt, if the ordinary cash dividend for any quarter is postponed such that the corresponding ex-dividend date falls after the calculation day or is cancelled as described above, the ordinary cash dividend amount for that quarter will be equal to zero and the resulting Excess Dividend will be the product of the applicable Base Dividend and -1.

Issuance of Transferable Rights or Warrants. If the Underlying Company issues transferable rights or warrants to all holders of record of the Underlying Stock to subscribe for or purchase the Underlying Stock, including new or existing rights to purchase the Underlying Stock under a shareholder rights plan or arrangement, then the Price Multiplier will be adjusted on the trading day immediately following the issuance of those transferable rights or warrants so that the new Price Multiplier will equal the prior Price Multiplier plus the product of:

•	the prior Price Multiplier; and

•	the number of shares of the Underlying Stock that can be purchased with the cash value of those warrants or rights distributed on one share of the Underlying Stock.

The number of shares that can be purchased will be based on the Closing Market Price of the Underlying Stock on the date the new Price Multiplier is determined. The cash value of those warrants or rights, if the warrants or rights are traded on a registered national securities exchange, will equal the closing price of that warrant or right. If the warrants or rights are not traded on a registered national securities exchange, the cash value will be determined by the calculation agent and will equal the average of the bid prices obtained from three dealers at 3:00 p.m., New York time on the date the new Price Multiplier is determined, provided that if only two of those bid prices are available, then the cash value of those warrants or rights will equal the average of those bids and if only one of those bids is available, then the cash value of those warrants or rights will equal that bid.

Reorganization Events

If after the pricing date and prior to the calculation day:

(a)	there occurs any reclassification or change of the Underlying Stock, including, without limitation, as a result of the issuance of tracking stock by the Underlying Company;

(b)	the Underlying Company, or any surviving entity or subsequent surviving entity of the Underlying Company (a “Successor Entity”), has been subject to a merger, combination, or consolidation and is not the surviving entity;

(c)	any statutory exchange of securities of the Underlying Company or any Successor Entity with another corporation occurs, other than under clause (b) above;

(d)	the Underlying Company is liquidated or is subject to a proceeding under any applicable bankruptcy, insolvency, or other similar law;

(e)	the Underlying Company issues to all of its shareholders securities of an issuer other than the Underlying Company, including equity securities of an affiliate of the Underlying Company, other than in a transaction described in clauses (b), (c), or (d) above;

(f)	a tender or exchange offer or going-private transaction is consummated for all the outstanding shares of the Underlying Company;

(g)	there occurs any reclassification or change of the Underlying Stock that results in a transfer or an irrevocable commitment to transfer all such outstanding shares of the Underlying Stock to another entity or person;

(h)	the Underlying Company or any Successor Entity is the surviving entity of a merger, combination, or consolidation, that results in the outstanding Underlying Stock (other than Underlying Stock owned or controlled by the other party to such transaction) immediately prior to such event collectively representing less than 50% of the outstanding Underlying Stock immediately following such event; or

(i)	the Underlying Company ceases to file the financial and other information with the SEC in accordance with Section 13(a) of the Exchange Act (an event in clauses (a) through (i), a “Reorganization Event”), then, on or after the date of the occurrence of a Reorganization Event, the calculation agent shall, in its sole discretion, make an adjustment to the Price Multiplier or to the method of determining the Redemption Amount or any other terms of the notes as the calculation agent, in its sole discretion, determines appropriate to account for the economic effect on the notes of that Reorganization Event (including adjustments to account for changes in volatility, expected dividends, stock loan rate, or liquidity relevant to the Underlying Stock or to the notes), which may, but need not, be determined by reference to the adjustment(s) made in respect of such Reorganization Event by an options exchange to options on the relevant Underlying Stock traded on that options exchange and determine the effective date of that adjustment. If the calculation agent determines that no adjustment that it could make will produce a commercially reasonable result, then the calculation agent may cause the maturity date of the notes to be accelerated to the fifth business day following the date of that determination and the Redemption Amount payable to you will be calculated as though the date of early repayment were the stated maturity date of the notes and as though the calculation day were the fifth trading day prior to the date of acceleration.

If the Underlying Company ceases to file the financial and other information with the SEC in accordance with Section 13(a) of the Exchange Act, as contemplated by clause (i) above, and the calculation agent determines in its sole discretion that sufficiently similar information is not otherwise available to you, then the calculation agent may cause the maturity date of the notes to be accelerated to the fifth business day following the date of that determination and the Redemption Amount payable to you will be calculated as though the date of early repayment were the stated maturity date of the notes, and as though the calculation day were the fifth trading day prior to the date of acceleration. If the calculation agent determines that sufficiently similar information is available to you, the Reorganization Event will be deemed to have not occurred.

If the notes are accelerated as described in the two preceding paragraphs, you will also receive interest accrued on the notes until the date that the Redemption Amount is paid. However, upon any such acceleration, you will not be entitled to any interest that would have accrued after the date of acceleration.

Alternative Anti-Dilution and Reorganization Adjustments

The calculation agent may elect at its discretion to not make any of the adjustments to the Price Multiplier or to the other terms of the notes, including the method of determining the Redemption Amount, described in this section, but may instead make adjustments, in its discretion, to the Price Multiplier or any other terms of the notes (such as the Starting Value) that will reflect the adjustments to the extent practicable made by the Options Clearing Corporation on options contracts on the Underlying Stock or any successor common stock. For example, if the Underlying Stock is subject to a two-for-one stock split, and the Options Clearing Corporation adjusts the strike prices of the options contract on the Underlying Stock by dividing the strike price by two, then the calculation agent may also elect to divide the Starting Value by two. In this case, the Price Multiplier will remain one. This adjustment would have the same economic effect on holders of the notes as if the Price Multiplier had been adjusted.

Role of the Calculation Agent

The calculation agent has the sole discretion to make all determinations regarding the notes as described in this pricing supplement, including determinations regarding the Starting Value, the Upside Participation Threshold, the Principal Return Threshold, the Downside Exchange Ratio, the Ending Value, the Price Multiplier, the Closing Market Price, the payment at maturity, the Redemption Amount, any Market Disruption Events, a successor Underlying Stock, business days, and trading days. Absent manifest error, all determinations of the calculation agent will be conclusive for all purposes and final and binding on you and us, without any liability on the part of the calculation agent.

We will appoint MLPF&S as the calculation agent for the notes. However, we may change the calculation agent at any time without notifying you.

Same-Day Settlement and Payment

The notes will be delivered in book-entry form only through The Depository Trust Company against payment by purchasers of the notes in immediately available funds. We will pay interest and the payment at maturity in immediately available funds so long as the notes are maintained in book-entry form.

Events of Default and Acceleration

Events of default are defined in the Senior Indenture. If such event occurs and is continuing, the amount payable to a holder of the notes upon any acceleration permitted under the Senior Indenture will be equal to the payment at maturity described under the caption “Summary—Payment at Maturity,” determined as if the notes matured on the date of acceleration. If a bankruptcy proceeding is commenced in respect of us, your claim may be limited under applicable bankruptcy law. In case of a default in payment of the notes, whether at their maturity or upon acceleration, they will not bear a default interest rate.

THE UNDERLYING STOCK

We have derived the following information from publicly available documents. We have not independently verified the accuracy or completeness of the following information. Allergan, Inc. is a health care company that develops and commercializes pharmaceuticals, biologics, medical devices and over-the-counter products for the ophthalmic, neurological, medical aesthetics, medical dermatology, breast aesthetics, obesity intervention, urological and other specialty markets.

Because the Underlying Stock is registered under the Securities Exchange Act of 1934, the Underlying Company is required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Underlying Company can be located at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549 or through the SEC’s web site at http://www.sec.gov by reference to SEC CIK number 850693.

The Underlying Stock trades on the New York Stock Exchange under the symbol “AGN.”

Historical Data

The following table shows the quarterly high and low Closing Market Prices of the shares of the Underlying Stock on its primary exchange from the first quarter of 2008 through April 9, 2014. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. These historical trading prices may have been adjusted to reflect certain corporate actions such as stock splits and reverse stock splits.

		High ($)	Low ($)
2009	First Quarter	49.48	35.88
	Second Quarter	49.49	43.29
	Third Quarter	58.55	45.36
	Fourth Quarter	63.61	53.55

2010	First Quarter	65.32	56.77
	Second Quarter	65.25	57.66
	Third Quarter	66.80	58.10
	Fourth Quarter	74.53	65.16

2011	First Quarter	75.58	68.61
	Second Quarter	84.01	72.45
	Third Quarter	85.03	70.36
	Fourth Quarter	89.01	78.68

2012	First Quarter	95.43	84.84
	Second Quarter	96.59	88.09
	Third Quarter	95.65	82.07
	Fourth Quarter	95.26	87.95

2013	First Quarter	111.89	94.04
	Second Quarter	116.17	81.99
	Third Quarter	92.63	83.90
	Fourth Quarter	111.08	88.48

2014	First Quarter	$131.43	$110.28
	Second Quarter (through April 9, 2014)	$125.53	$117.91

This historical data on the Underlying Stock is not necessarily indicative of the future performance of the Underlying Stock or what the value of the notes may be. Any historical upward or downward trend in the price per share of the Underlying Stock during any period set forth above is not an indication that the price per share of the Underlying Stock is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the prices and trading pattern of the Underlying Stock.

SUPPLEMENTAL PLAN OF DISTRIBUTION

Our broker-dealer subsidiary, MLPF&S, will act as our selling agent in connection with the offering of the notes. The selling agent is a party to the Distribution Agreement described in the “Supplemental Plan of Distribution (Conflicts of Interest)” on page S-14 of the accompanying prospectus supplement.

The selling agent is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121.

The notes are not intended for purchase by any investor that is not a U. S. person, as that term is defined for U.S. federal income tax purposes, and the selling agent will not make offers of the notes to any such investor. BY PURCHASING THE NOTES, THE INVESTOR IS DEEMED TO AGREE THAT IT WILL NOT TRANSFER THE NOTES TO ANY NON-U.S. PERSON.

The selling agent is not your fiduciary or advisor solely as a result of the offering of the notes, and you should not rely upon this pricing supplement, or the accompanying prospectus or prospectus supplement as investment advice or a recommendation to purchase any notes. You should make your own investment decision regarding the notes after consulting with your legal, tax, and other advisors.

The selling agent and any of our other broker-dealer affiliates, may use this pricing supplement, and the accompanying prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. The selling agent may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market conditions at the time of the sale.

At MLPF&S’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the applicable initial estimated value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Underlying Stock and the remaining term of the notes. However, neither we nor any of our affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that we or any of our affiliates will purchase your notes at a price that equals or exceeds the applicable initial estimated value of the notes.

Any price that MLPF&S may pay to repurchase the notes will depend upon then prevailing market conditions, our creditworthiness and transaction costs. At certain times, this price may be higher than or lower than the applicable initial estimated value of the notes.

STRUCTURING THE NOTES

The notes are our debt securities, the return on which is linked to the performance of the Underlying Stock. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, resulted in the initial estimated value of the notes on the applicable trade date being less than their applicable public offering price.

In order to meet our payment obligations on the notes, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates. The terms of these hedging arrangements are determined based upon terms provided by MLP&S and its affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Underlying Stock, the tenor of the notes and the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include hedging related charges, reflecting the costs associated with, and our affiliates’ profit earned from, these hedging arrangements. Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than this amount.

For further information, see “Risk Factors” beginning on page PS-10 and “Use of Proceeds” on page PS-18 of this pricing supplement.

VALIDITY OF THE NOTES

In the opinion of McGuireWoods LLP, as counsel to BAC, when the trustee has made an appropriate entry on Schedule 1 to the Master Registered Global Senior Note, dated March 30, 2012 (the “Master Note”) identifying the notes offered hereby as supplemental obligations thereunder in accordance with the instructions of BAC, and the notes have been delivered against payment therefor as contemplated in this pricing supplement and the related prospectus supplement and prospectus, all in accordance with the provisions of the Senior Indenture, such notes will be legal, valid and binding obligations of BAC, subject to applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or other similar laws affecting the rights of creditors now or hereafter in effect, and to equitable principles that may limit the right to specific enforcement of remedies, and further subject to 12 U.S.C. §1818(b)(6)(D) (or any successor statute) and any bank regulatory powers now or hereafter in effect and to the application of principles of public policy. This opinion is given as of the date hereof and is limited to the federal laws of the United States, the laws of the State of New York and the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing). In addition, this opinion is subject to the assumption that the trustee’s certificate of authentication of the Master Note has been manually signed by one of the trustee’s authorized officers and to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Indenture, the validity, binding nature and enforceability of the Senior Indenture with respect to the trustee, the legal capacity of natural persons, the genuineness of signatures, the authenticity of all documents submitted to McGuireWoods LLP as originals, the conformity to original documents of all documents submitted to McGuireWoods LLP as photocopies thereof, the authenticity of the originals of such copies and certain factual matters, all as stated in the letter of McGuireWoods LLP dated March 30, 2012, which has been filed as an exhibit to BAC’s Registration Statement relating to the notes filed with the SEC on March 30, 2012.

U.S. FEDERAL INCOME TAX SUMMARY

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes is based upon the advice of Morrison & Foerster LLP, our tax counsel. The following discussion supplements the discussions under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (“IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

This summary is directed solely to U.S. Holders that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus. This summary assumes that the issue price of the notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

General

There are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization, for U.S. federal income tax purposes, of the notes or other instruments with terms substantially the same as the notes. We currently intend to treat the notes as debt instruments for U.S. federal income tax purposes and, where required, intend to file information returns with the IRS in accordance with such treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the notes. You should be aware, however, that the IRS is not bound by our characterization of the notes as indebtedness and the IRS could possibly take a different position as to the proper characterization of the notes for U.S. federal income tax purposes. If the notes are not in fact treated as debt instruments for U.S. federal income tax purposes, then the U.S. federal income tax treatment of the purchase, ownership, and disposition of the notes could differ materially from the treatment discussed below, with the result that the timing and character of income, gain, or loss recognized in respect of the notes could differ materially from the timing and character of income, gain, or loss recognized in respect of a the notes had the notes in fact been treated as debt instruments for U.S. federal income tax purposes. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the tax consequences of investing in the notes. The following summary assumes that the notes will be treated as debt instruments for U.S. federal income tax purposes.

We will not attempt to ascertain whether the issuer of the Underlying Stock would be treated as a “passive foreign investment company” (“PFIC”), within the meaning of Section 1297 of the Code, or a United States real property holding corporation, within the meaning of Section 897(c) of the Code. If the issuer of the Underlying Stock were so treated, certain adverse U.S. federal income tax consequences could possibly apply to a holder of the notes. You should refer to information filed with the SEC by the issuers of the Underlying Stock and consult your tax advisor regarding the possible consequences to you, if any, if the issuer of the Underlying Stock is or becomes a PFIC or is or becomes a United States real property holding corporation.

U.S. Holders

As described under “U.S. Federal Income Tax Considerations—Taxation of Debt Securities—Consequences to U.S. Holders—Short-Term Debt Securities” in the accompanying prospectus, because the notes have a maturity of one year or less from their issue date, the notes will be treated as issued with original issue discount (OID) for United States federal income tax purposes. U.S. Holders that report income for United States federal income tax purposes on an accrual method and certain other U.S. Holders, including banks and dealers in securities, will be required to accrue such OID on a straight-line basis with respect to the notes unless an election is made to accrue OID according to a constant yield method based on daily compounding.

There is no authority regarding the accrual of discount on short-term obligations, such as the notes, that provide for contingent payments, and no ruling will be requested from the IRS with respect to the notes. As a result, several aspects of the U.S. federal income tax consequences of an investment in these notes are uncertain.

Upon the maturity of the notes, a U.S. Holder should recognize ordinary income or short-term capital loss in an amount equal to the difference between the amount received with respect to the notes at such time and the amount the holder paid for the notes. Upon a sale or exchange of the notes prior to maturity, it would generally be reasonable for a U.S. Holder to recognize short-term capital gain or loss in an amount equal to the difference between the adjusted tax basis for the notes and the amount received by such holder upon such sale or exchange, unless the holder sells or exchanges the notes between the valuation date and the maturity date, in which case such holder should treat any gain recognized as ordinary income and any loss recognized as a short-term capital loss. However, a cash basis U.S. holder should be required to treat any gain realized on a sale or exchange of the notes as ordinary income to the extent such gain does not exceed the discount accrued with respect to the notes. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations — Taxation of Debt Securities — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.

Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act (“FATCA”) will impose a 30% U.S. withholding tax on certain U.S. source payments, including interest (and OID), dividends, other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce U.S. source interest or dividends (“Withholdable Payments”), if paid to a foreign financial institution (including amounts paid to a foreign financial institution on behalf of a holder), unless such institution enters into an agreement with Treasury to collect and provide to Treasury certain information regarding U.S. financial account holders, including certain account holders that are foreign entities with U.S.

owners, with such institution or otherwise complies with FATCA. FATCA also generally imposes a withholding tax of 30% on Withholdable Payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.

These withholding and reporting requirements will generally apply to U.S. source periodic payments made after June 30, 2014 and to payments of gross proceeds from a sale or redemption made after December 31, 2016. If we determine withholding is appropriate with respect to the notes, we will withhold tax at the applicable statutory rate, and we will not pay any additional amounts in respect of such withholding. However, the withholding tax will not be imposed on payments pursuant to obligations outstanding as of July 1, 2014. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Prospective investors are urged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in the notes.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing, or other employee benefit plan subject to ERISA (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates may be each considered a party in interest within the meaning of ERISA, or a disqualified person (within the meaning of the Code), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the notes are acquired by or with the assets of a Plan with respect to which we or any of our affiliates is a party in interest, unless the notes are acquired under an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various PTCEs issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding, or disposition of the notes. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the notes may not be purchased, held, or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding, or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding, or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such notes on behalf of or with plan assets of any Plan or with any assets of a governmental, church, or foreign plan that is subject to any federal, state, local, or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding, and disposition are eligible for exemptive relief or such purchase, holding, and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church, or foreign plan, any substantially similar federal, state, local, or foreign law).

Further, any person acquiring or holding the notes on behalf of any plan or with any plan assets shall be deemed to represent on behalf of itself and such plan that (x) the plan is paying no more than, and is receiving no less than, adequate consideration within the meaning of Section 408(b)(17) of ERISA in connection with the transaction or any redemption of the notes, (y) none of us, MLPF&S, or any other selling agent directly or indirectly exercises any discretionary authority or control or renders investment advice or otherwise acts in a fiduciary capacity with respect to the assets of the plan within the meaning of ERISA and (z) in making the foregoing representations and warranties, such person has applied sound business principles in determining whether fair market value will be paid, and has made such determination acting in good faith.

The fiduciary investment considerations summarized above generally apply to employee benefit plans maintained by private-sector employers and to individual retirement accounts and other arrangements subject to Section 4975 of the Code, but generally do not apply to governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), and foreign plans (as described in Section 4(b)(4) of ERISA). However, these other plans may be subject to similar provisions under applicable federal, state, local, foreign, or other regulations, rules, or laws (“similar laws”). The fiduciaries of plans subject to similar laws should also consider the foregoing issues in general terms as well as any further issues arising under the applicable similar laws.

In addition, any purchaser, that is a Plan or a Plan Asset Entity or that is acquiring the notes on behalf of a Plan or a Plan Asset Entity, including any fiduciary purchasing on behalf of a Plan or Plan Asset entity, will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that (a) none of us, MLPF&S, or any of our respective affiliates is a “fiduciary” (under Section 3(21) of ERISA, or under any final or proposed regulations thereunder, or with respect to a governmental, church, or foreign plan under any substantially similar applicable law or regulation) with respect to the acquisition, holding or disposition of the notes, or as a result of any exercise by us or our affiliates of any rights in connection with the notes, (b) no advice provided by us or any of our affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser in connection with the notes and the transactions contemplated with respect to the notes, and (c) such purchaser recognizes and agrees that any communication from us or any of our affiliates to the purchaser with respect to the notes is not intended by us or any of our affiliates to be impartial investment advice and is rendered in its capacity as a seller of such notes and not a fiduciary to such purchaser. Purchasers of the notes have exclusive responsibility for ensuring that their purchase, holding, and disposition of the notes do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

This discussion is a general summary of some of the rules which apply to benefit plans and their related investment vehicles. This summary does not include all of the investment considerations relevant to Plans and other benefit plan investors such as governmental, church, and foreign plans and should not be construed as legal advice or a legal opinion. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any Plan or other benefit plan investor consult with their legal counsel prior to directing any such purchase.